Prepared May 31, 2022

Form C
Offering Statement

Verge Brewing, LLC

500 Units of Class D Membership Units
$100 per Unit

OR

500 Units of Preferred Class C Membership Units
$100 per Unit with a minimum of 100 units

Minimum offering amount: $50,000
Maximum offering amount: $250,000

1931 Poplar Dr.
Cincinnati, OH 45140
www. vergebrewing .com

Summary of the Offering

Type of Security offered	Equity
Class of Security	Preferred Class C Membership Unit Class D Membership Unit
Price Per Unit	$100 per Class C Unit $100 per Class D Unit
Minimum Investment Amount	$10,000 or 100 Class C Units $100 or 1 Class D Unit
Campaign Close Date	12/31/2022 at 11:59 PM EST
Minimum target goal	500 Class D Units or 500 Class C Units valued at $50,000
Oversubscription Limit	2,500 Class D Units or 2,500 Class C Units valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Verge Brewing, LLC.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Verge Brewing, LLC (for the purposes of this Disclaimer, referred to herein as "Verge Brewing" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Verge Brewing. The following attachments should also be considered (if applicable) when contemplating investment with Verge Brewing: the specified Form C exhibits the "Subscription Agreement", the "Use of Funds", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Verge Brewing.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Verge Brewing, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Verge Brewing should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: Verge Brewing, LLC
Address: 1931 Poplar Dr., Cincinnati, OH 45140
State of Incorporation: Ohio
Date of Incorporation: July 31, 2019

Certifications of Regulation Crowdfunding

Verge Brewing, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Greg Schmidt, BJCP Beer Judge (Co-founder and Head Brewer)

Began brewing after his daughter, Madison, gave him a beer kit for Christmas. This Father/Daughter time project has grown into a family passion for making amazing beers. Maddy's friend Phil Didion soon joined the brew team and the name "Schmidion" was born. Greg's wife Tyra later joined the team. Having been bitten by the homebrewing bug, Greg and his team quickly improved technique and knowledge and started brewing competitively. All Schmidion members trained for and passed the Beer Judge Certification Program (BJCP). Team Schmidion has become a force in the homebrewing community with over 60 competition medals in just three short years. Greg has brewed several of the team's award winning beers at professional breweries such as Fifth Street Brew Pub in Dayton, Brink Brewing in College Hill and Braxton Barrel House in Fort Michel, Kentucky. In August 2018 The team won the most medals in the largest homebrew competition by volume, the "Beer and Sweat" homebrew competition. In the summer of 2019, won the Braxton Brewing Hammerdown Homebrew Competition by beating out over 330 entries. Greg and his team also placed two beers in the finals of prestigious National Homebrew

Competition. Only 10% of entries accomplish this achievement. In addition to his full-time employment, he now works part-time at Brink and has perfected the use of professional brewing systems under the instruction of head brewer Kelly Montgomery. Brink Brewing recently won its second straight "Very Small Brewery of the Year." At the Great American Beer Festival.

Greg has over 20 years of professional "big box" retail general manager experience. He has recruited, coached and trained teams of 15 to 55 employees and is known for driving high standards for customer service and profitability. Greg has a B.A. degree from Kentucky Wesleyan College. Greg will be on site full-time at Verge, running day to day brewing and operations.

Tyra Schmidt, BJCP Beer Judge (Co-founder and Quality Control Manager)

Tyra Schmidt will serve as on-site chemist. As a physicist (B.S. Kentucky Wesleyan College) who has worked in International Standard Operations 9000 facilities for the last 31 years in the Chemistry field, she has demonstrated a strength in writing her own ISO procedures. These procedures are all inclusive to production, chemistry testing, environmental, health, and safety. These ISO procedures are written in detail so that any layperson should be able to perform any duties required as a daily process. It will be her role to provide consistency in quality and safety. She will be responsible for driving cleaning consistency standards in the brewhouse and the CO_2 tap system.

Pete Bender, **BJCP Beer Judge** (Co-founder and COO/CFO)

Pete has been home brewing for over 25 years but did not become a competitive home brewer until completing his BJCP beer judge certification in 2014. He has won numerous awards over the years for his English ales, lagers and American ales. Most notably, his English Porter got into the finals of the National Homebrew Competition in 2017 and his Pre-Prohibition Lager won second place at the Moerlein Brewers Challenge at Bockfest in 2018.

Pete currently is a Media Producer and Electronic Communications Manager in the Communication and Marketing department at the University of Cincinnati Blue Ash College. He's worked at the Blue Ash campus for over 30 years. He also manages the colleges social media presence, has served as an adjunct professor teaching classes in photography and video production. Pete holds a certificate in broadcasting (working at several local radio and TV stations in Cincinnati years ago), an Associate of Applied Science in Electronic Media Technology and a Bachelor of Arts in Business Management & Leadership from the University of Cincinnati.

Angela Praksti (Co-founder and Digital Marketing Director)

Angela began her acquaintance with beer brewing with her dad, Pete in 1998, learning how to start a siphon and visiting a local homebrewing shop to get grain (while looking longingly at the bottles of Root Beer concentrate). In the years since then, she's attended the University of Cincinnati twice - once their school of Design, Architecture, Art and Planning, earning a BA in Digital Design and again many years later in the Lindner College of Business.

Her studies and professional experience have prepared her to serve as a flexible member of the team, helping to build out finances, business and marketing plans as well as coordinating for the design and web technology needs impacting the business. Over the course of time, Angela has deepened her love of craft beer, culminating in her business support of the brewery.

Maddy Schmidt, BJCP Beer Judge (Co-founder, Taproom Manager and Digital Marketing)

Maddy started her beer journey as a project to hang out with her dad, Greg, and college drinking buddy, Phil. After a few failed experiments and some determination, the Schmidts and Didions became Schmidion and quickly steamrolled into the beer community. She, along with various members of the Verge Brewing team, is BJCP certified and strives to continuously better the taste and quality of some of our core beers. Professionally, received her BA in photojournalism at the University of Cincinnati and currently works as a photographer and videographer throughout the city. She and Phil will use their skills in food and entertainment photography as content coordinators for the Verge social and marketing teams.

For fun, Maddy loves running, interacting with local communities and still brews experimental beers with her mom, dad and Phil.

Phil Didion, **BJCP Beer Judge** (Co-founder, Assistant Brewer and Digital Promotions)

Phil met Maddy in college and soon became good drinking friends. After meeting up with Greg and Tyra and finding a shared love of similar beer styles, Team Schmidion was born and the homebrewing began. He immediately went to work, studying styles and techniques, getting to the point of building his own recipes that not only fit the desired flavors of Team Schmidion's favorite styles, but later winning awards at competitions. Under the wing of Kelly Montgomery, Head Brewer at Brink Brewing Co., Phil became an Assistant Brewer and learned more about the professional brewing world. Designing a homebrew system and other tools based on what he had learned, Team Schmidion stepped up their game and started branching out into other styles. Phil took the BJCP exam to improve his palate and knowledge of what makes a good beer. He will serve as the Assistant Brewer to Greg to brew beer, design recipes and keep the brewery up to date on a technological level while improving quality.

Phil has a BA in journalism and currently works as a multimedia editor and producer for a local news source. Combining photo, video, audio skills and a connection to local media outlets, Phil will also be a part of the media team with Pete and Maddy to create content for the brewery's social media outlets and keep Verge Brewing in the paper, on TV and online.

Total Employees: 6

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Greg and Tyra Schmidt	40%	40%	Yes
Madison Schmidt	5%	5%	No

Phil Didion	5%	5%	No
Pete and Vickie Bender	30%	30%	Yes
Angela and Michael Praksti	20%	20%	Yes

The ownership percentages above reflect the portion of the business retained by the owners that has not been allocated for the purpose of raising funds through private and public offerings. Essentially each family retains 50% of the non-fundraising portion of ownership.

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

The Verge Brewing, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

Verge Brewing is a young company with little revenue.

Verge Brewing has little revenue to date and therefore is reliant on the success of this funding campaign to remain operational. Until the growth of our revenue, which cannot be guaranteed, Verge Brewing must raise funds or risk having to cease operations. This will cause you to lose out on your investment.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Verge Brewing will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Risks Related to this Offering

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Units, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

Verge Brewing, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

The Offering

Purpose

At the time of this writing, there are just over 60 breweries in the Cincinnati area, and many are concentrated near the city center. However, there are over 252 neighborhoods in the greater Tri-state area. We believe that each neighborhood deserves to be uniquely served, and of these over 252 neighborhoods, fewer than 20% of them have their own brewery establishments. In addition, there are >7000 breweries in the entire United States, so we believe that there is plenty of room for quality craft beer here. By contrast, there are over 22,000 restaurants just in the state of Ohio.

Competition

Across the competitive landscape, many of the most well-known breweries in Cincinnati have sized-up to regional brewery status rather than remain exclusively a neighborhood brewery. We acknowledge the role that larger breweries play and the options they provide consumers, but we perceive our direct competition to come from smaller brewery options in adjacent neighborhoods who maintain a more close-knit feel. Because of this, the exact mix of competitors depends greatly the location that chooses us.

Use of Proceeds

	Minimum	50%	Maximum
Raise Amount	**50,000**	**125,000**	**250,000**
Wunderfund Fees	4,500	11,250	22,500
Net Proceeds	45,500	113,750	227,500
Lease Payments During Buildout	12,000	22,000	
Architectural drawings	15,000		
Continued Web & Social Media Dev.	2,550		
Marketing	2,450		4,000
Research & Development		2,000	
Brewing Equipment Down Payment		57,500	
Brewing Equipment Final Payment			115,000
Inventory Handeling & Storage Equip			78,000
Taproom Bar Build Out		6,450	19,400
Legal	2,000	20,000	
TTB & State Licensing costs	9,500		4,900
Promotional Merchandise	2,000	5,800	6,200
TOTAL	50,000	125,000	250,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Verge Brewing, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Verge Brewing, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by Verge Brewing, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a pro-rata basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Verge Brewing, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Verge Brewing, LLC decides is a fair market value for their company.

Details on Security Being Offered

Preferred Class C Membership Units and Common Class D Membership Units

The securities offered are for **Preferred Class C Membership Units and Common Class D Membership Units** in Verge Brewing. Class C Units are priced at $100 per Unit with a minimum of **100 Units** required for purchase. Class D Units are prices at $100 per Unit with a minimum of **1 Unit** required for purchase. The valuation is $**2,000,000** USD, and the company is raising up to $**250,000** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The Class C Units offered under this offering have dividend payout rights but will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

Class C Units will benefit from the following dividend payout:

Distributions Waterfall
Except as otherwise provided in the Agreement, the Company will distribute Available Cash to the Members annually as follows:

   (i)   First, to pay all interest due and owing on account of any Excess Cash Needs Loans, pro rata in accordance with the respective amounts thereof;
   (ii)   Second, to pay all principal due and owing on account of any Excess Cash Needs Loans, pro rata in accordance with the respective amounts thereof;
   (iii)   Third, to the Class C Members pro rata in proportion to their Proportionate Shares until such Members have received all Capital Contributions, or portions thereof, contributed by such Members, less the sum of all prior distributions made to such Members under this clause (iii);

(iv)   Fourth, to the Class C Members pro rata in proportion to their respective Proportionate Shares a pro-rata share profits, over the sum of all prior distributions made to such Member under this clause (iv); until their ownership is liquidated.

The Class D Units offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment. These Units also differ from Class C Units in that they have no distribution rights. A payout for these Units comes only upon a liquidation event from Verge Brewing.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Verge Brewing, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Verge Brewing, LLC's assets, or a merger of Verge Brewing, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

Verge Brewing, LLC raised $105,600 in equity via a Reg CF offering in 2021 File Number: 020-27452.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Verge Brewing, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Verge Brewing, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Verge Brewing, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Verge Brewing, LLC Financial Information

Financial Statements

Verge Brewing has no operating history, but has made expense transactions to set up the business thus far. Attached are their financial statements for the past two fiscal years 2020 and 2021.

Results from Operations

Verge Brewing has no revenues, and reported a net loss for the last two fiscal years. Attached are the financials

Indebtedness

None

Liquidity, Capital Resources, and Financial Condition

Financial condition is dependent upon the raise. Currently, the net operating expenses are approximately $725 per month. With the raise being fully subscribed, monthly operating expenses will be covered for the entirety of 2022.

Material Capital Expenditures

Within the last fiscal year, Verge Brewing had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Verge Brewing, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Verge Brewing. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Verge Brewing, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Verge Brewing, LLC will pay Wunderfund a portion to be paid in cash based on 7.5-9.5% of the amount of total money raised pursuant to this offering.

Promoter Information

Verge Brewing does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Verge Brewing, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the

U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Verge Brewing, LLC's website **www. VergeBrewing. com**.

Additionally, Verge Brewing, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Verge Brewing, LLC's website, **www. VergeBrewing. com.**

Verge Brewing, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Verge Brewing, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Verge Brewing, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Verge Brewing, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Verge Brewing, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Verge Brewing, LLC to be diluted due to Verge Brewing, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Verge Brewing, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of Verge Brewing, LLC.

Such increases in number of Units of Verge Brewing, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of Verge Brewing, LLC If Verge Brewing, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, Verge Brewing, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Verge Brewing, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that Verge Brewing, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Verge Brewing, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Verge Brewing, LLC is unable to repay such indebtedness.